17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685

FOR IMMEDIATE RELEASE

Sun Pharma Comments on Taro’s Potential Sale of its Irish Operations

Mumbai, India: June 5, 2008: Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) today sent a letter to Barrie Levitt, M.D., Chairman of Taro Pharmaceutical Industries Ltd. (Taro, Pink Sheets: TAROF) regarding Taro’s comments about its Irish subsidiary, in the Company’s press release dated May 28, 2008, which Sun believes indicate that Taro intends to pursue a sale of these operations.

The full text of Sun Pharma’s letter to the Taro Board appears below:

June 5, 2008

Board of Directors
Taro Pharmaceutical Industries Ltd.
14 Hakitor Street
Haifa Bay 26110, Israel

Taro Pharmaceutical Industries Ltd.
Italy House, Euro Park
Yakum 60972, Israel

Dear Sirs and Madams:

We refer to the press release dated May 28, 2008 of Taro Pharmaceutical Industries Ltd. (“Taro”) regarding, among other things, Taro’s purported termination of the Agreement of Merger, dated as of May 18, 2007 (the “Merger Agreement”), among Taro, and our affiliates, Alkaloida Chemical Company Exclusive Group Ltd.  and Aditya Acquisition Company Ltd.

In the press release Taro makes a point of mentioning the monthly costs of operations in Ireland and that while the company reached an agreement in principle after the date of the Merger Agreement to sell Taro Pharmaceuticals Ireland Limited (“Taro Ireland”), an Irish subsidiary of Taro that owns and operates the multi-purpose pharmaceutical manufacturing and research facility in Roscrea, Ireland, to a group of Irish investors, “Sun repeatedly refused to consent under the Merger Agreement to the sale of those operations.”  At the end of the press release, Taro goes on to add that “[a]bsent the constraints of the Merger Agreement the Company plans to pursue all options available in order to enhance shareholder value, including… a sale of assets.”

The clear intimation is that Taro intends to pursue the sale of its Irish operations now that it purports to have unilaterally terminated the protections afforded to us under the Merger Agreement.  As you know, we  had several reasons for withholding our consent to the sale of the Irish operations, including, without limitation: (1) concerns regarding the sale process and the fact that the agreement in principle Taro reached with the Irish buyers significantly undervalued the Irish operations, (2) the Irish operations presented Sun with considerable strategic and synergistic value as part of its merger with Taro; and (3) the facility has the potential to produce substantial revenues for Taro in the future and any sale now is premature.  Given the number of injectable products which have been approved, or are in process for approval, by the Irish authorities, and the access this provides to Europe, we believe that the Irish facility is of strategic importance to Taro.

Our understanding is that to date Taro’s Irish operations have been loss making since the time the Roscrea facility was acquired in March 2003.  While Taro’s Form 20-F filed in March 2007 listed several measures being pursued by management for liquidity improvement, the Irish operations were not cited as a drain on Taro’s liquidity, nor was the sale of the Irish facility listed as a remedial option.  In fact, at no point in time during the financial crisis that precipitated the entry of the Merger Agreement, did Taro identify the disposal of the Irish facility as a measure to

Registered Office : SPARC, Tandalja, Vadodara – 390 020.  India
Corporate Office : Acme Plaza, Andheri – Kurla Road, Andheri (East), Mumbai – 400 059.  India

17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685

ease liquidity despite the monthly operating costs related to those operations.  Nothing prevented you from pursuing this option prior to May 2007 during Taro’s most dire liquidity period.

We believe that it is only appropriate for Taro to educate all shareholders as to the process followed by Taro in soliciting and shortlisting the currently identified buyer for the Ireland facilities.  We have several legitimate concerns with regard to this process and the real motives of Taro’s Board of Directors in pursuing the sale:
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First, why is the value of Taro Ireland in the proposed sale agreement less than the real estate value of the facilities?  In our view, the agreement in principle with this particular buyer significantly undervalues the entire facility – even if one were to take into account only the existing asset base and ignore any future growth potential.  If one were to add the potential revenue and profit from sales of products across Europe, the attractiveness of the entire Irish facility and operations increases multifold.

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Second, we understand that the proposed consideration for Taro Ireland includes earn-out payments based on future profits of the operations over a long period of time.  While we anticipate strong future growth potential, such earn-out payments are contingent on the performance of the third party buyer and, if payable, are only received at some future time by Taro.  To date, Taro has neither been able to reconcile the valuation nor provide evidence that this is the best offer available.

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Third, Taro has provided no evidence of a transparent sale process.  Given the undervaluation mentioned above, and the fact that the identified buyer is personally close to senior Taro officials, we have doubts as to the arm’s length nature of this transaction.  This close relationship between Taro’s management and the proposed buyer is especially troubling, given Taro’s repeated refusal to consider Sun as a potential buyer of the Irish facility on the grounds that we were a “related party” and the difficulties that Taro’s management claimed were inherent in such a transaction with a related party.

Sun vigorously disputes the termination of the Merger Agreement by Taro and will not stand by idly if Taro pursues actions contrary to the spirit of the Merger Agreement that strip the company of assets of strategic importance to the company’s future operations and that Sun would otherwise have had the opportunity to preserve and subsequently develop had the Merger Agreement not been wrongfully terminated.

Given that Taro knows that Sun views the Irish facilities as having strategic importance, we believe that any plan by Taro’s Board of Directors to divest the Irish facilities is part of a concerted effort to discourage Sun from pursuing its rights to acquire Taro.  The Irish operations represent significant future business opportunity for Taro, and all shareholders of Taro should question the motivations of members of the Taro Board should they decide to divest the Irish facilities or any other assets of the company in the current circumstances, especially if such dispositions are to buyers with close ties to Taro’s senior management.  Certainly, Sun, as Taro’s potential owner, will scrutinize the transaction process and the terms of any such proposed transaction and will hold directors of Taro liable for any breach of fiduciary or other duties that may arise from such a transaction.  These and other facts and omissions by Taro (and its founding shareholders) give rise to substantial claims that Sun intends to pursue, all of which are expressly reserved.

We may publish an advertisement in the Irish press notifying any potential buyers of Taro Ireland or its assets of Sun’s intentions should any such sale proceed.

Very truly yours,

SUN PHARMACEUTICAL INDUSTRIES, LTD.

By:
Name:	Dilip S. Shanghvi
Title:	CHAIRMAN & MANAGING DIRECTOR

Registered Office : SPARC, Tandalja, Vadodara – 390 020.  India
Corporate Office : Acme Plaza, Andheri – Kurla Road, Andheri (East), Mumbai – 400 059.  India

17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685

About Sun Pharmaceutical Industries Ltd.

Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE:SUNPHARMA, BSE: 524715) is an international, integrated, speciality pharmaceutical company.  It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, US and several other markets across the world.  In India, the company is a leader in niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology, and orthopedics.  The company has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about the company can be found at www.sunpharma.com.

Contacts

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Brunswick Group for Sun Pharma
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Registered Office : SPARC, Tandalja, Vadodara – 390 020.  India
Corporate Office : Acme Plaza, Andheri – Kurla Road, Andheri (East), Mumbai – 400 059.  India